

June 30, 2011

Mr. Inger Klemp
Chief Financial Officer
Frontline Ltd.
Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, HM 08, Bermuda

> **Re:** **Frontline Ltd.**
> **Form 20-F for the Year Ended December 31, 2010**
> **Filed April 4, 2011**
> **File No. 001-16601**

Dear Mr. Klemp:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2010

Change in Accounting Estimate, page 39
1. Please tell us why the historical scrap price per ton was significantly different for VLCC and Suezmax tankers, and why these scrap prices have now converged.

Liquidity and Capital Resources

Borrowing Activity, page 54
2. We note from your disclosure in Risk Factors on page 12, as well as your disclosure at the bottom of page 54, that certain of your credit facilities contain "loan-to-value" clauses, and that such clauses could require you to post collateral or prepay a portion of the outstanding borrowings should the value of the vessels securing borrowings under each of these agreements decrease below required levels. Due to the volatility in vessel market values,

please consider revising this section to include the results of your calculation as part of your discussion of liquidity. Such discussion would provide greater insight into the likelihood of a covenant violation. Such disclosure may include the exact calculation and aggregate market value of vessels as compared to the outstanding balance and/or a sensitivity analysis discussing the impact that a 10% change in vessel market value may have on your continued compliance with this covenant.

<u>4.5% Convertible Bonds due 2015, page F-22</u>

3. Please tell us how changes in conversion price due to dividend declaration are determined. We note from your disclosure here that not all dividend declarations result in reductions to the conversion price.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Amy Geddes at 202-551-3304 or me at 202-551-3211 if you have questions regarding comments on the financial statements, related matters, or any other questions.

Sincerely,

/s/ David R. Humphrey

David R. Humphrey
Accounting Branch Chief